1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
ALLISON M. FUMAI allison.fumai@dechert.com +1 212 698 3526 Direct +1 698 698 3599 Fax

March 10, 2025

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Ms. Soo Im-Tang

Ms. Shandy Pumphrey

Mr. Keith A. O’Connell

Mr. Michael J. Spratt

Re: Lazard Active ETF Trust (the “Trust” or “Registrant”) (File No. 811-24041)

To Whom It May Concern:

Thank you for the comments provided in correspondence dated February 13, 2025 regarding the Trust’s initial registration statement on Form N-1A (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission” or “SEC”) on January 15, 2025. The Registration Statement was filed for the purpose of registering shares of the following initial series of the Registrant: (i) Lazard Emerging Markets Opportunities ETF; (ii) Lazard Equity Megatrends ETF; (iii) Lazard International Dynamic Equity ETF; (iv) Lazard Japanese Equity ETF; and (v) Lazard Next Gen Technologies ETF (each, a “Portfolio,” and collectively, the “Portfolios”). The Registrant has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf. For your convenience, we have restated the comments below followed by our responses. Capitalized terms used but not defined in this letter have the meaning given to them in the Registration Statement.

GENERAL

Comment 1.	We note that portions of the registration statement are incomplete. A full financial review (e.g., seed financial statements, auditor’s report, consent) must be performed prior to declaring the registration statement effective. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendment.

Response 1.	The Registrant confirms that the Portfolios will complete or update all information that is currently in brackets or missing in the Registration Statement, including exhibits, in subsequent amendments. The Registrant will consider any additional comments made in connection with the SEC Staff’s review of the Registration Statement, disclosures made in response to this letter, supplemental information, or exhibits added in any pre-effective amendments.

Comment 2.	Please inform the Staff if a party other than the Portfolio’s sponsor or an affiliate is providing the Portfolio with initial seed capital. If so, supplementally identify the party providing the seed capital and describe its relationship with the Portfolio.

Response 2.	We hereby confirm that no party other than Lazard Asset Management LLC (“LAM” or the “Investment Manager”), the Portfolios’ sponsor, or an affiliate of LAM, will provide the initial seed capital for the Portfolios.

Comment 3.	Please confirm the Portfolios will file a fidelity bond under Form 40-17G.

Response 3.	We hereby confirm that the Trust will file a fidelity bond under Form 40-17G.

Comment 4.	Please provide the principal trading market (exchange) for each Portfolio.

Response 4.	The disclosure has been revised accordingly.

Comment 5.	Please apply any comments on a particular Portfolio globally to each of the Portfolios, if applicable.

Response 5.	We acknowledge the comment and have addressed it accordingly.

FOR ALL PORTFOLIOS – PROSPECTUS

Fees and Expenses

Comment 6.	The Staff notes that there is a caption for a fee waiver on the Fees and Expenses table. Please confirm if there will be a fee waiver and if so, please provide the details in a footnote to the table and if applicable, include any details regarding any potential recoupments.

Response 6.	We hereby confirm that only Lazard Equity Megatrends ETF and Lazard Next Gen Technologies ETF will have a management fee waiver at launch and the disclosure has been revised accordingly. We further confirm that such waivers are not subject to recoupment by the Investment Manager.

Comment 7.	The prospectus indicates that each Portfolio may invest in other investment companies. If acquired fund fees and expenses (“AFFEs”) from such investments will exceed 0.01% of the average net assets of the Portfolio, please disclose these fees and expenses as a separate line item in the fee table. See Item 3, Instruction 3(f)(i) of Form N-1A.

Response 7.	We hereby confirm that none of the Portfolios is expected to have AFFE exceeding 0.01% of its average net assets at launch.

LAZARD EMERGING MARKETS OPPORTUNITIES ETF

Principal Investment Strategies, pages 2-3; Investment Strategies, page 29

Comment 8.	The first paragraph discloses that the Portfolio invests primarily in equity securities of “non-US companies whose principal activities are located in emerging market countries . . . .” Please explain what criteria the Portfolio uses to determine that a company’s “principal activities” are located in emerging market countries.

Response 8.	The disclosure has been revised accordingly.

Comment 9.	Please disclose the Portfolio’s market capitalization policy used to select equity investments. We note there is principal risk disclosure of small, medium and large company risk but no corresponding principal investment strategy disclosure.

Response 9.	The disclosure has been revised accordingly.

Comment 10.	The first sentence in the third paragraph states, “Under normal circumstances, the Portfolio invests at least 80% of its assets in equity securities . . . .” Please revise to state, “at least 80% of its net assets (plus any borrowings for investment purposes) . . . .”

Response 10.	The disclosure has been revised accordingly.

Comment 11.	The third sentence states, “In addition implementation of the Portfolio’s investment strategy may, during certain periods, result in the investment of a significant portion of the Portfolio’s assets in a particular market sector.” Please identify the particular market sectors and disclose associated risks under the principal investment risks section.

Response 11.	The disclosure has been revised to indicate that while the Portfolio’s investment strategy is not designed to focus investments in any particular market sector or sectors, the implementation of the Portfolio’s investment strategy may, from time to time, result in significant exposure to particular market sectors. We supplementally submit that the Investment Manager does not expect the Portfolio to have significant exposure to any particular market sectors at launch.

Comment 12.	On page 29, the disclosure lists the types of securities that the Portfolio invests in, including convertible securities. If the Portfolio invests, or expects to invest in, contingent convertible securities (“CoCos”), the Portfolio should consider what, if any, disclosure is appropriate. The type and location of disclosure will depend on, among other things, the extent to which the Portfolio invests in CoCos, and the characteristics of the CoCos (e.g., the credit quality and the conversion triggers). If CoCos are, or will be, a principal type of investment, please provide a description of them in the prospectus, as well as the attendant risks.

Response 12.	We hereby confirm that the Portfolio does not expect to invest CoCos at launch but reserves the discretion to do so in the future.

Comment 13.	The last paragraph of page 29 discloses that the Investment Manager incorporates ESG considerations, that the Portfolio may invest in businesses that have poor ESG characteristics if the Investment Manager is aware, that ESG factors are considered alongside non-ESG factors and are generally no more significant than other factors in the selection process. Please briefly describe, or provide examples, of the types of ESG considerations that the Investment Manager incorporates.

Response 13.	The disclosure has been revised accordingly.

Principal Investment Risks, pages 3-5

Comment 14.	Please include an “Underlying ETF Risk” and “Value Investing Risk” (listed in the “Glossary – Investment Risks” section on pages 36-43) for this Portfolio as well.

Response 14.	The disclosure has been revised to include “Underlying ETF Risk” as a principal risk of the Portfolios. We respectfully note that “Value Investing Risk” is already included as a principal risk for the Portfolio.

LAZARD EQUITY MEGATRENDS ETF

Principal Investment Strategies, pages 7-8; Investment Strategies, pages 30-31

Comment 15.

The first paragraph states, “The Portfolio will seek to achieve its investment objective by investing primarily in an actively managed portfolio of established, well managed companies located around the world, including emerging markets, which have a market capitalization of greater than $1 billion at the time of purchase.”

a)  Please disclose the criteria or provide examples of how the Portfolio determines a company is “established, well managed.”

b)  Please define “emerging markets.”

c)  Market capitalization of greater than $1 billion (referenced above) may include small, medium and large cap companies. Please disclose the Portfolio’s market capitalization policy used to select equity investments. We also note there is a principal risk disclosure of large cap company risk but no corresponding principal investment strategy disclosure.

Response 15.	The disclosure has been revised in response to subparts (b) and (c) of the comment. With respect to subpart (a), we respectfully note that the fourth paragraph of the “Summary—Lazard Equity Megatrends ETF—Principal Investment Strategies” section already discloses that the Investment Manager takes into account factors such as the quality, growth prospects and valuation of companies, which are assessed and identified by the Investment Manager through the bottom-up fundamental company research, in selecting the Portfolio’s investments.

Comment 16.	The second paragraph states, “Under normal circumstances, the Portfolio invests at least 80% of its assets in equity and equity-related securities . . . .” Please revise to state, “at least 80% of its net assets (plus any borrowings for investment purposes) . . . .”

Response 16.	The disclosure has been revised accordingly.

Comment 17.	Please include any policy to concentrate in securities or issuers in a particular industry or group of industries, or any geographic concentrations.

Response 17.	We hereby confirm that the Portfolio has no policy to concentrate in securities of issuers in a particular industry or group of industries or in any geographic region.

Comment 18.	In an appropriate part of this section, please define “Megatrends” as used in the Portfolio’s name.

Response 18.	The disclosure has been revised accordingly.

Comment 19.	The disclosure on page 30 states that the Portfolio invests at least 80% of its assets in equity and equity-related securities that include those listed and traded on certain Chinese stock exchanges (“China A-Shares”) acquired through either the Shanghai-Hong Kong Stock Connect or the Shenzhen-Hong Kong Stock Connect (“Stock Connect”). Please explicitly include this disclosure in the principal investment strategies section of the Portfolio, and corresponding risks in the principal investment risks section.

Response 19.	This Portfolio does not currently expect investing in China A-Shares to be a principal investment strategy of the Portfolio. Accordingly, the disclosure referenced above has been removed.

Principal Investment Risks, pages 8-11

Comment 20.	Under “Thematic Investing Risk,” the disclosure states in part, “In addition, the Investment Manager is not required to monitor on an ongoing basis whether a current holding continues to be aligned with one or more of the themes/trends it identifies. The Portfolio is not required to sell, and may instead add to, positions in holdings that no longer continue to be aligned with one or more of the themes/trends identified by the Investment Manager.” In light of this disclosure, please explain how the Portfolio can remain materially consistent with its investment strategy of identifying significant macroeconomic trends and selecting investments that take advantage of such trends.

Response 20.	The disclosure referenced above has been removed.

LAZARD INTERNATIONAL DYNAMIC EQUITY ETF

Principal Investment Strategies, pages 12-13; Investment Strategies, page 31

Comment 21.

The first sentence of this section states that the Portfolio will invest primarily in equities of “US and non-US companies, including those in emerging markets.”

a)   Please clarify how the portfolio will be allocated among US and non-US companies.

b)   Please define “emerging markets.”

Response 21.	With respect to subpart (a), the disclosure has been revised to remove the reference to investments in “US and non-US companies.” With respect to subpart (b), the disclosure has been revised accordingly.

Comment 22.	The disclosure states, “The Portfolio will typically invest the majority of its assets in securities of non-US developed market companies . . . .” Please disclose what is meant by “non-US developed market companies.”

Response 22.	The disclosure has been revised accordingly.

Comment 23.	Please include any policy to concentrate in securities or issuers in a particular industry or group of industries, or any geographic concentrations.

Response 23.	We hereby confirm that the Portfolio has no policy to concentrate in securities of issuers in a particular industry or group of industries or in any geographic region.

Comment 24.	The disclosures states, “In addition to a multidimensional assessment of risk, each company is evaluated daily according to four independent measures: growth, value, sentiment and quality.” Please disclose what is meant by “sentiment.”

Response 24.	The disclosure has been revised accordingly.

Comment 25.	The first paragraph on page 13 states, “Under normal circumstances, the Portfolio invests at least 80% of its assets in non-US securities . . . .” Please revise to state, “at least 80% of its net assets (plus any borrowings for investment purposes) . . . .”

Response 25.	The disclosure has been revised accordingly.

Comment 26.	The same paragraph also discloses that, “Implementation of the Portfolio’s investment strategy may, during certain periods, result in the investment of a significant portion of the Portfolio’s assets in a particular country.” Please identify the particular country(ies) and disclose associated risks under the principal investment risks section.

Response 26.	This sentence has been removed from the “Summary—Lazard International Dynamic Equity ETF—Principal Investment Strategies” section.

Comment 27.	Please also include disclosure that this Portfolio is classified as a “diversified” investment company, consistent with the disclosure on page 1 of the SAI.

Response 27.	The disclosure has been revised accordingly.

Comment 28.	On page 31, the disclosure lists the types of securities that the Portfolio invests in, including convertible securities. If the Portfolio invests, or expects to invest in, CoCos, the Portfolio should consider what, if any, disclosure is appropriate. The type and location of disclosure will depend on, among other things, the extent to which the Portfolio invests in CoCos, and the characteristics of the CoCos (e.g., the credit quality and the conversion triggers). If CoCos are, or will be, a principal type of investment, please provide a description of them in the prospectus, as well as the attendant risks.

Response 28.	We hereby confirm that the Portfolio does not expect to invest CoCos at launch but reserves the discretion to do so in the future.

Comment 29.	Page 31 discloses that the Investment Manager incorporates ESG considerations, that the Portfolio may invest in businesses that have poor ESG characteristics if the Investment Manager is aware, that ESG factors are considered alongside non-ESG factors and are generally no more significant than other factors in the selection process. Please briefly describe, or provide examples, of the types of ESG considerations that the Investment Manager incorporates.

Response 29.	The disclosure has been revised accordingly.

Principal Investment Risks, pages 13-16

Comment 30.	The Staff notes that there is a “Quantitative Model Risk” for this Portfolio. Please include this discussion in the principal investment strategies section, as there is no reference to any quantitative model in that section.

Response 30.	The disclosure has been revised accordingly.

LAZARD JAPANESE EQUITY ETF

Principal Investment Strategies, pages 17-18; Investment Strategies, pages 31-32

Comment 31.	The first sentence in the first paragraph states, “Under normal circumstances, the Portfolio invests at least 80% of its net assets in equities and equity-related securities . . . traded on markets in Japan.” Please revise to state, “at least 80% of its net assets (plus any borrowings for investment purposes) . . . .”

Response 31.	The disclosure has been revised accordingly.

Comment 32.	The same paragraph also discloses that the Portfolio may also invest in Japanese real estate investment trusts (“J-REITs”). Please include risks of investing in REITs in the principal investment risks section.

Response 32.	We hereby confirm that investments in J-REITs are not anticipated to be material to the Portfolio at launch. The disclosure has been revised to remove references to J-REITs from the Portfolio’s principal investment strategies.

Comment 33.	Page 32 discloses that the Investment Manager incorporates ESG considerations, that the Portfolio may invest in businesses that have poor ESG characteristics if the Investment Manager is aware, that ESG factors are considered alongside non-ESG factors and are generally no more significant than other factors in the selection process. Please briefly describe, or provide examples, of the types of ESG considerations that the Investment Manager incorporates.

Response 33.	The disclosure has been revised accordingly.

LAZARD NEXT GEN TECHNOLOGIES ETF

Principal Investment Strategies, pages 22-23; Investment Strategies, pages 32-33

Comment 34.	The first paragraph states, “Under normal circumstances, the Portfolio invests at least 80% of its assets in equity and equity-related securities . . . of or related to Next Gen Technologies Companies [__] located throughout the world, including emerging markets.” Please: (1) revise to state “at least 80% of its net assets (plus any borrowings for investment purposes) . . .”; and (2) define “emerging markets.”

Response 34.	With respect to subpart (1), the disclosure has been revised accordingly. With respect to subpart (2), the disclosure referenced above has been removed.

Comment 35.	Please clarify how the portfolio will be allocated among US and non-US companies that comprise the Next Gen Technologies Companies.

Response 35.	We supplementally submit that the Portfolio reserves the flexibility to allocate investments to both US and non-US companies in any proportion and adjust such allocations at any time at the Investment Manager’s discretion. The Portfolio’s investment strategy focuses on Next Gen Technologies Companies, without specific allocation guidelines for any particular country or group of countries. Accordingly, no changes have been made in response to this comment.

Comment 36.	The disclosure lists characteristics of companies considered for inclusion as Next Gen Technologies Companies: (1) hardware infrastructure supporting the development of automation across industries; (2) technologies and software that enable automation solutions; and (3) Artificial intelligence and other automation applications. Please: (1) provide details, or provide examples, of “hardware infrastructure supporting the development of automation across industries”; and (2) define “artificial intelligence.”

Response 36.	The disclosure has been revised accordingly.

Comment 37.

The disclosure states the “Portfolio will be concentrated (i.e., more than 25% of the value of the Portfolio’s assets) in securities of issuers having their principal business activities in the group of industries that comprise the industrials and information technology sectors.”

a)   Please clarify the relationship between the “industrials and information technology sectors” and the Next Gen Technologies Companies referenced in the Portfolio’s 80% policy. For instance, are companies in the “industrials and information technology sectors” included in the companies that comprise Next Gen Technologies Companies?

b)   Please include a “Concentration Risk” that addresses the risks of concentrating in a specific industry, a group of industries, sector or types of investments. Further, to the extent not covered by the “Next Generation Technologies Companies Risk,” please disclose specific risks of investing in the industrials and information technology sectors.

Response 37.	With respect to subpart (a) of the comment, we supplementally submit that companies in the industrials and information technology sectors may be, but are not necessarily in all cases, companies that comprise Next Gen Technologies Companies, and vice versa. We respectfully believe that the Portfolio’s current disclosure adequately reflects both the Portfolio’s investments in Next Gen Technologies Companies and the Portfolio’s policy to concentrate its investments in issuers having their principal business activities in the group of industries that comprise the industrials and information technology sectors.

With respect to subpart (b) of the comment, the disclosure has been revised accordingly.

Comment 38.	The second paragraph on page 32 states, “The Portfolio’s investment in equity securities may include investment in China A-Shares acquired through Stock Connect.” If this is a principal investment strategy of the Portfolio, please make this disclosure in that section, and the corresponding risk under the principal investment risks section.

Response 38.	This Portfolio does not currently expect investing in China A-Shares to be a principal investment strategy of the Portfolio. Accordingly, the disclosure referenced above has been removed.

Comment 39.	Page 33 discloses that the Investment Manager incorporates ESG considerations, that the Portfolio may invest in businesses that have poor ESG characteristics if the Investment Manager is aware, that ESG factors are considered alongside non-ESG factors and are generally no more significant than other factors in the selection process. Please briefly describe, or provide examples, of the types of ESG considerations that the Investment Manager incorporates.

Response 39.	The disclosure has been revised accordingly.

Principal Investment Risks, pages 24-26

Comment 40.	The Staff notes that there is a “Country Risk,” that primarily discusses risks of investing in Japan. If investing in Japan is a principal investment strategy of the Portfolio, please include this under the principal investment strategies section.

Response 40.	The disclosure has been revised to remove Country Risk as a principal risk for the Portfolio.

APPLICABLE TO ALL PORTFOLIOS

Portfolio Holdings

Comment 41.	Please include a separate heading titled, “Portfolio Holdings,” and disclose that a description of the Portfolio’s policies and procedures with respect to the disclose of portfolio securities is available (i) in the SAI; and (ii) on the Portfolio’s website, if applicable. See Item 9(d) of Form N-1A.

Response 41.	The disclosure has been revised accordingly.

Investment Manager, page 44

Comment 42.	On page 44, the disclosure states that each Portfolio has agreed to pay the Investment Manager an annual unitary management fee. Please consider adding a brief footnote to the fee table for each Portfolio briefly describing the unitary fee structure.

Response 42.	The current fee table footnote for each Portfolio has been revised to make it clear that the Investment Manager will bear the Portfolio’s ordinary operating expenses (as described in the Registration Statement) pursuant to the Portfolio’s unitary fee structure, among other changes.

Portfolio Management, pages 44-46

Comment 43.	On page 45, at the top of the page, please change “International Dynamic Equity Portfolio” to “International Dynamic Equity ETF,” consistent with its usage in this section and elsewhere.

Response 43.	The disclosure has been revised accordingly.

Buying and Selling Shares, pages 48-49

Comment 44.	The last paragraph in this section states, “The Trust and the Distributor will have the sole right to accept orders to purchase shares and reserve the right to reject any purchase order in whole or in part.” Please disclose the circumstances in which orders may be rejected. We may have additional comments.

Response 44.	The disclosure has been revised accordingly.

Other Performance of the Investment Manager, page 54

Comment 45.	The first paragraph discloses that the investment objectives, policies and strategies of the Lazard Equity Megatrends ETF and Lazard Japanese Equity ETF are substantially similar to those used by the Investment Manager in advising certain discretionary accounts (“Other Accounts”). In this regard, the presentation of the performance of the Investment Manager’s Other Accounts appears to rely on the Nicholas-Applegate Mutual Funds (pub. avail. Aug. 6, 1996) No-Action Letter. Please confirm reliance on this position.

Response 45.	We hereby confirm the presentation of the performance of the Investment Manager’s Other Accounts relies on the Nicholas-Applegate Mutual Funds (pub. avail. Aug. 6, 1996) No-Action Letter.

Comment 46.	Please confirm the Composite performance information for both the Lazard Equity Megatrends ETF and the Lazard Japanese Equity ETF include all the Investment Manager’s Other Accounts which were managed with investment objectives, policies, and strategies substantially similar to those of the Portfolios. If not, please explain.

Response 46.	We hereby confirm the composite performance information for each of the Lazard Equity Megatrends ETF and the Lazard Japanese Equity ETF includes all the Investment Manager’s Other Accounts which were managed with investment objectives, policies, and strategies substantially similar to those of the Portfolios.

Comment 47.	Please confirm supplementally that the Lazard Equity Megatrends ETF and Lazard Japanese Equity ETF have the records necessary to support the calculation of the performance as required by rule 204-2(a)(16) under the Investment Advisers Act.

Response 47.	We hereby confirm that the Lazard Equity Megatrends ETF and Lazard Japanese Equity ETF have the records necessary to support the calculation of the performance as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended.

Comment 48.	Please delete the footnotes to the performance presentations showing year to date returns for each Composite as of September 30, 2024. Staff believes it could be misleading to present partial performance information from 2024 when the filing will go effective in 2025 or later.

Response 48.	The disclosure has been revised to remove the footnotes showing year to date returns for each composite as of September 30, 2024.

Comment 49.	Please add footnotes to the performance presentation that give brief explanations of each of the benchmarks.

Response 49.	The disclosure has been revised accordingly.

Back Page

Comment 50.	Please include the Registrant’s Investment Company number.

Response 50.	The Registrant’s Investment Company file number has been added to the back cover of the Prospectus.

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions, pages 30-31

Comment 51.	Please note that each Portfolio may not ignore the concentration of affiliated and unaffiliated underlying investment companies when determining whether it is in compliance with its concentration policy. Please confirm that each Portfolio will consider the concentration of underlying funds in which it invests in determining compliance with its concentration policies.

Response 51.	We respectfully acknowledge your comment; however, we believe that the current disclosure is appropriate. The Registrant is not aware of a requirement to consider the concentration policies of an underlying investment company in which a Portfolio invests for purposes of determining the Portfolio’s compliance with its concentration policy. To the extent that the Trust determines that a Portfolio’s investments in an underlying investment company exposes the Portfolio to a material risk, including significant exposure to a particular industry or group of industries, the Trust would include appropriate risk disclosure in the Registration Statement.

Temporary Defensive Position

Comment 52.	Please include a heading and disclosure of the Portfolio’s temporary defensive position. See Item 16(d) of Form N-1A.

Response 52.	We respectfully note that disclosure regarding the Portfolios’ temporary defensive positions is already included under the “Investments, Investment Techniques and Risks—Money Market Instruments; Temporary Defensive Positions” section.

Management, pages 31-44

Comment 53.	Pages 35-36 lists Trust’s officers. Please provide the principal occupation(s) for the past five (5) years for Cesar A. Trelles, as it only identifies the date for his most current role.

Response 53.	The disclosure has been revised accordingly.

Comment 54.	On page 43, the table regarding contractual management fees for each Portfolio has a column, “Investment Management Fee Rate.” Please disclose the basis for the fee rate (e.g., total assets, managed assets, net assets). See Item 19(a) of Form N-1A.

Response 54.	The disclosure has been revised accordingly.

FINANCIAL STATEMENTS, EXHIBITS, AND OTHER INFORMATION

Item 28: Exhibits

Comment 55.	Please note that the Legal Opinion to be filed by amendment should be consistent with Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings (Oct. 14, 2011).

Response 55.	We hereby confirm that the legality opinion to be filed by amendment will be in compliance with Division of Corporation Finance Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings, (Oct. 14, 2011).

Comment 56.	Please note that any financial statements, exhibits, and other required disclosure not included in these registration statements must be filed in a pre-effective amendment to the registration statement.

Response 56.	We hereby confirm that any financial statements, exhibits, and other required disclosure not included in the initial Registration Statement will be filed in a pre-effective amendment to the Registration Statement

Item 35: Undertakings

Comment 57.	You indicated “None.” Please revise or explain in correspondence why an undertaking is not necessary for this initial registration statement. See Item 35 of Form N-1A.

Response 57.	We hereby confirm that the Registrant does not intend to raise its initial capital pursuant to Section 14(a)(3) of the Investment Company Act of 1940, as amended.

DECLARATION OF TRUST

Comment 58.	Article VIII, Section 8.9 (Derivative Actions) states in relevant part, that shareholders may not bring a derivative action unless the complaining shareholders have made a written demand. It also states that the Board of Trustees will consider the merits of the claim within 30 calendar days of the demand. Please disclose these provisions in an appropriate location in the prospectus.

Response 58.	The disclosure has been revised accordingly.

Comment 59.	Section 8.9(a) states in relevant part that, shareholders must bring claims “as a derivative claim subject to section 8.9 irrespective of whether such claim involves a violation of the Shareholders’ rights under this Declaration of Trust or any other alleged violation of contractual or individual rights that might otherwise give rise to a direct claim.” Part (b) states, “At least 10% of the Shareholders of the Trust or the affected Series or Class, as applicable, must join in bringing the derivative action . . . .”

Please revise these provisions in the organizational document to state that they do not apply to claims arising under the federal securities laws. Please also disclose these provisions in an appropriate location in the prospectus and disclose that these provisions do not apply to claims arising under the federal securities laws.

Response 59.	The provisions in the Declaration of Trust referenced above and the prospectus disclosure have been revised in response to this comment.

Comment 60.	Section 8.9(e) states, “. . . after considering the merits of the claim, [if the Board] has determined that maintaining a suit would not be in the best interests of the Trust or the affected Series or Class, as applicable, the complaining Shareholders shall be barred from commencing the derivative Action.” Please revise the Declaration of Trust to state that this provision does not apply to claims arising under the federal securities laws. Please also disclose this provision in an appropriate location in the prospectus and disclose that it does not apply to federal securities law claims.

Response 60.	The provision in the Declaration of Trust referenced above and the prospectus disclosure have been revised in response to this comment.

Comment 61.	Article VIII, Section 8.11 (Jurisdiction and Waiver of Jury Trial) states in relevant part, that “unless the Trust consents in writing to the selection of an alternative forum, the sole and exclusive forum for any suit, action or proceeding by . . . any Shareholder . . . shall be the Court of Chancery of the State of Delaware...” Although this section provides an exception for causes of action arising under federal securities laws, please disclose this provision in an appropriate location in the prospectus and corresponding risks of such a provision even as to non-federal securities law claims (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum), and disclose that the provision does not apply to claims arising under the federal securities laws.

Response 61.	The prospectus disclosure has been revised accordingly.

Comment 62.	Section 8.11 also states that in any connection with any suit, action, or proceedings brought in the Superior Court in the State of Delaware, all shareholders waive the right to a jury trial. Please disclose in an appropriate location in the prospectus that shareholders waive the right to a jury trial.

Response 62.	The prospectus disclosure has been revised accordingly.

*      *      *

We believe that the foregoing has been responsive to the Staff’s comments. If you have any questions, please feel free to contact Vince Nguyen at (212) 698-3566 or me at (212) 698-3526.

Very truly yours,

/s/ Allison M. Fumai

Allison M. Fumai